Exhibit 99.1

CannTrust Reports Financial Results for Q1 2019

VAUGHAN, ON, May 14, 2019 - CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX:TRST, NYSE:CTST) today released its financial results for the first quarter ended March 31, 2019.

“The CannTrust team delivered exceptional operational growth in the first quarter, with harvested production of over 9,400kg. This is a 96% increase in production over the prior quarter and reflects the impact of the investments made into our facilities, as well as process improvements to increase throughput,” said Peter Aceto, Chief Executive Officer.

“With the successful closing of our equity offering providing gross proceeds of US$170 million (before exercise of the over-allotment option), we are well positioned to execute on our growth plans. Our fully-permitted Phase 2 expansion is expected to reach its full capacity of 50,000kg on an annual basis in the third quarter of 2019, and our 81 acres of land for outdoor cultivation has been prepared and we are awaiting regulatory approval to start planting. We have commenced work on our Phase 3 expansion in Niagara, which we expect will add a further 50,000kg of annual capacity. All told, we continue to expect to exit 2020 at a production rate of between 200,000kg to 300,000kg per year. This is a very exciting time for CannTrust and we plan to continue executing on our vision of becoming a global provider of innovative cannabis products and brands,” continued Mr. Aceto.

First Quarter 2019 Highlights

•	Record quarterly revenue of $16.9 million, a 115% increase over the first quarter of 2018, 67% was through the medical channel and 33% through the recreational channel;

•	Total active patient count reached 68,000 at March 31, 2019, a 70% increase over the first quarter of 2018;

•	Harvested production increased by more than 400% to over 9,400kg, versus the first quarter of 2018, and 96% over the fourth quarter of 2018;

•	Sold over 3,000kg of dried cannabis equivalent, a nearly 200% increase over the prior year, at an average net price of $5.47 per gram;

•	Cost of sales per gram sold and cash cost per gram sold were $3.03 and $2.77, respectively, compared to $3.08 and $2.94, respectively, in the fourth quarter of 2018;

•	Gross margin percentage before changes in the fair value of biological assets has improved to 46% compared to 35% in the fourth quarter of 2018;

•	Acquired 81 acres of land in British Columbia for outdoor cultivation with a potential yield of 75,000kg of production in 2019, subject to regulatory approval;

•	Obtained all necessary permits from the Town of Pelham for the construction of the 390,000 square foot Phase 3 expansion;

•	Made capital investments to enhance the Company’s extraction equipment, which the Company believes will triple its annual extraction capacity;

•	Made capital investments to automate labelling, which the Company plans to have operational by the end of Q2 and will enhance throughput efficiency;

•	Greg Guyatt was appointed Chief Financial Officer;

•	The Company’s common shares began trading on the New York Stock Exchange under the ticker symbol “CTST”; and

•	CannTrust was included in the TSX Composite Index.

Events Subsequent to the First Quarter of 2019

•	Successfully amended the Company’s cultivation and processing permit under Health Canada Cannabis Regulations to include the final 20% of its Phase 2 expansion. The entire 450,000 sq. ft. of the Perpetual Harvest Facility in Pelham, Ontario, is now fully licensed and planted;

•	Launched three new cannabis extract formulations to meet the growing demand for oil-based products including High Dose CBD Capsules (25mg/capsule), High Dose CBD Drops (50mg/mL), and Low Dose 1:1 Capsules (2.5mg CBD: 2.5mg THC);

•	Closed an underwritten public offering of common shares at a price of US$5.50 per share, for total gross proceeds to the Company of approximately US$170 million before deducting underwriting discounts and commissions and offering expenses;

•	Dr. Len Walt, a seasoned global pharmaceutical and biotechnology executive, was appointed Chief Medical Officer; and

•	Finalized a Letter of Intent with Société des alcools du Québec (“SAQ”) for CannTrust to provide the province with high quality cannabis for the recreational channel to be sold through Société québécoise du cannabis (“SQDC”), giving CannTrust supply agreements in all 10 provinces.

First Quarter Financial Summary Selected Information

(CDN $000's, except per share amounts and unless otherwise noted)

	2019	2018	2018
Financial Data	Q1	Q4	Q1

Net Revenue: Medical	11,371	9,643	7,236
Net Revenue: Wholesale (1)	5,482	6,523	604
Total Revenue	16,853	16,166	7,840

Gross profit before biological assets	7,711	5,677	4,963
Gross margin before biological assets	46%	35%	63%
Net Income (loss)	12,803	(25,522)	11,442
Earnings (loss) per share (basic)	0.12	(0.26)	0.12
Earnings (loss) per share (diluted)	0.12	(0.26)	0.12
Adjusted EBITDA (2)	(3,769)	(8,547)	14

Operating statistics
Patient Count	68,000	58,000	40,000
Harvest Production (kgs)	9,424	4,816	1,749
Cost of sales per gram (3)	3.03	3.08	2.84
Cash cost per gram (3)	2.77	2.94	2.60

Medical: Dried grams sold (kgs)	416	378	304
Medical: Dried equivalent extracts sold (kgs) (4)	1,404	1,639	600
Wholesale: Dried grams sold (kgs)	960	1,286	110
Wholesale: Dried equivalents extracts sold (kgs) (4)	234	104	-
Total Dried equivalent grams sold (kgs) (4)	3,014	3,407	1,014

Medical: Dried Revenue per gram (5)	7.33	7.10	7.94
Medical: Extracts Revenue per ml (5)	1.99	1.71	1.94
Wholesale: Dried Revenue per gram (5)	4.54	4.24	5.47
Wholesale: Extracts Revenue per ml (5)	1.69	1.55	N/A

Dried Equivalent Ratio	2.85	2.48	3.85

Notes:
(1) Wholesale revenue includes goods and services sold to international markets, the Canadian adult-use recreational market and to third party Licensed Producers.

(2) See description of non-IFRS measure in the "Non-IFRS Financial Measure and Reconciliation" section in the Company’s MD&A. The terms Adjusted EBITDA, and Cash Cost per gram do not have any standardized meanings under IFRS and, therefore, they may not be comparable to similar measures presented by other companies.

(3) Cost of sales per gram sold is calculated by taking the cost of goods sold as per the Company’s Financial Statements prepared in accordance with IFRS, divided by the grams of dry cannabis and cannabis equivalent sold in the period per the MD&A.

(4) Dried equivalent of cannabis is calculated based on the number of ml of extracts equivalent to 1 g of dried cannabis for the period. Variations in ml of oil equivalent to 1 gram of cannabis is a result of cannabis with different cannabinoid content being used in the extraction process.

(5) Average Revenue per gram (net) is calculated by taking the revenue (Canadian Medical or Wholesale) relating to sales of dry cannabis as per the Company’s Financial Statements prepared in accordance with IFRS, divided by the grams of dry cannabis sold (Canadian Medical or Wholesale) in the period per the MD&A. Average Revenue per gram of cannabis equivalent from extract sales (net) is calculated by taking the revenue relating to sales of extracts as per the Company’s Financial Statements prepared in accordance with IFRS divided by the equivalent grams of dried cannabis used in the extract sold in the period.

Revenue for the quarter ended March 31, 2019 was $16.9 million compared to $7.8 million for the comparable prior year period. The increase in revenue for the quarter was primarily attributable to increased sales volumes due to the growth in the Company's medical patient base from approximately 40,000 at March 31, 2018 to 68,000 as at March 31, 2019, as well as sales derived from the Company’s wholesale revenue streams, which primarily reflects sales to the provinces for the adult-use recreational market.

Excluding the impact of the change in the fair value of biological assets, gross profit for the quarter ended March 31, 2019 was $7.7 million compared to $5.0 million in the comparable prior year period, as a result of the increased scale of operations. Gross margin percentage excluding the impact of the change in the fair value of biological assets for the quarter ended March 31, 2019 improved to 46% compared to 35% in the fourth quarter of 2018. Gross margin percentage improved versus the prior quarter as the Company has begun to realize efficiencies from its Phase 2 expansion and invested in process improvement initiatives. Gross margin percentage was lower in the quarter ended March 31, 2019 versus the prior year due to the Company absorbing the impact of the excise tax on medical sales and the increase in recreational sales which have lower revenue per gram.

Adjusted EBITDA for the quarter ended March 31, 2019 was a loss of $3.8 million, compared to a loss of $8.5 million in the prior quarter. The improvement in profitability was driven by the increase in gross profit excluding the impact of the change in fair value of biological assets, in addition to operating expenses being lower by $2.4 million, due primarily to higher marketing costs in the prior quarter associated with the launch of the Company’s four new recreational brands in conjunction with the legalization of adult-use recreational cannabis in Canada in October 2018.

Outlook

CannTrust expects to continue to make investments in a disciplined and deliberate manner to position the Company to take advantage of future opportunities, both domestically and internationally. The Company continues to invest in people, process, technology and marketing, and is developing innovative products for the expected legalization of new product formats in Canada later in 2019. These products include vape pens, beverages, confectionaries and healthcare products. CannTrust is also making strategic investments into its operational capacity to prepare for expected increases in demand for its products. The Company believes it will be a leader in outdoor cultivation in Canada, which will leverage its proprietary genetics and will accelerate the Company’s objective of low-cost production leadership.

The completed Phase 2 expansion of the Perpetual Harvest Facility is expected to increase production capacity to 50,000kg on an annualized basis by the third quarter of 2019. With this increased production capability, the Company believes revenue will increase significantly in 2019 compared to 2018 full year results, with revenue growth accelerating in the second quarter of 2019. The Company has received all necessary regulatory approvals for the Phase 2 expansion, which is now fully operational and planted. In addition, having obtained all necessary permits from the Town of Pelham for the construction of its Phase 3 expansion, the Company continues to expect its Perpetual Harvest Facility capacity to reach 100,000kg on an annualized basis in the second half of 2020. The Company has completed the design and vendor selection for its Phase 3 expansion, and is finalizing its planning to begin construction in the third quarter of 2019.

CannTrust’s outdoor cultivation initiatives are targeted to deliver material future revenue contributions. The Company is planning for this initiative to yield 75,000kg of production in 2019, subject to regulatory approvals, and between 100,000kg to 200,000kg of cannabis in 2020, also subject to regulatory approvals. CannTrust’s outdoor strategy is intended to support its extract-based product growth and low cost leadership.

CannTrust’s investments into people, process, technology and marketing are expected to impact near-term profitability as the Company continues to scale. These are calculated investments that the Company expects will result in increasing yields, lower cost per gram and the advancement of the Company’s brand and strategic initiatives. CannTrust believes that its gross margin percentage before fair value changes to biological assets should increase throughout 2019 as the Company increases its production levels and gains production efficiencies. As the Phase 2 expansion contributes to positive operating leverage, the Company is targeting a return to profitability in 2019.

Conference Call Details

The Company will hold a conference this morning at 8:00AM ET to discuss the financial results and provide investors with key business highlights. The call will be hosted by Peter Aceto, Chief Executive Officer, and Greg Guyatt, Chief Financial Officer.

Date: May 14, 2019 │ Time: 8:00AM ET

Participant dial-in: (+1) 416 764 8609 or (+1) 888 390 0605

Conference ID: 66334428

Listen to the webcast:

https://event.on24.com/wcc/r/2000665/A2179711A15BC0CA4FE5E518B95A81FC

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada, and the 2018 Canadian Cannabis Awards “Top Licensed Producer of the Year”. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and currently serves more than 70,000 medical patients with its dried, extract and capsule products. The Company operates its approximately 450,000 sq. ft. Niagara Perpetual Harvest Facility in Pelham, Ontario, has been permitted to construct another 390,000 sq. ft. facility in Pelham, and prepares and packages its product portfolio at its manufacturing centre of excellence in Vaughan, Ontario. The Company has also purchased 81 acres of land in British Columbia and expects to secure over 200 acres of land in total for low-cost outdoor cultivation which it will use for its extraction-based products.

For more information, please visit www.canntrust.ca.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release are based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information and statements includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2019 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information or to arrange an interview, please contact:

Media Relations:	Investor Relations:

Sybil Eastman	Marc Charbin

Tel: 1-888-677-1477	416-467-5229

media@canntrust.ca	investor@canntrust.ca